AuraSound, Inc. Extends Offer to Warrant Holders

SANTA FE SPRINGS, October 5, 2009/PRNewswire-FirstCall/ — AuraSound, Inc. (OTC BULLETIN BOARD: ARAU) announced that it will extend its Offer to Modify Certain Outstanding Warrants until 9:00 p.m. Pacific Time on November 3, 2009.

SOURCE: AuraSound, Inc.